Exhibit 21.1
List of Significant Subsidiaries of
Array Technologies, Inc.

Subsidiary Name	Jurisdiction
Array Tech, Inc. (f/k/a Array Technologies, Inc.)	New Mexico
ATI Investment Sub, Inc.	Delaware
Array Technologies International Pty Ltd	Australia
Array Tecnologia Do Brasil Ltda.	Brazil
Array Technologies UK Limited	United Kingdom
Soluciones Técnicas Integrales Norland, S.L.U.	Spain
KTR Solar Tech, S.L.U.	Spain
STINorland Brasil Ltda	Brazil
STINorland South Africa (Pty) Ltd	South Africa
STINorland Australia Pty Ltd	Australia
STINorland USA, Inc.	California
STI Solar SpA	Chile
STINorland Mexico, S.A. de C.V.	Mexico